Technical Report on the Herbert Gold Property	February 1, 2013

DATE AND SIGNATURE PAGE

I, David G. DuPre, P. Geo., HEREBY CERTIFY THAT:

1) I am an independent consulting geologist with a business address at 56 Parkgrove Crescent, Delta, BC V4L 2G3

2) I am a graduate of the University of Calgary with a B.Sc. Honours with a Subject of Specialization in Geology (1969).

3) I am a registered Professional Geologist in good standing with the Association of Professional Engineers and Geoscien-tists of British Columbia (APEGBC) with member number 19888.

4) I have worked as a geologist for a total of 41 years since graduation from university. I have work experience Canada, and throughout the world. In particular I have significant experience working in Mexico and have visited and studied many epithermal deposits.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

6) I am responsible for the preparation of all sections 1 to 9 and 11 to 22 of the technical report “TECHNICAL REPORT ON THE HERBERT GOLD PROPERTY” and dated April 10, 2013 prepared for Grande Portage Resources Ltd. (the "Technical Report"). I visited the property during the period of August 13 to 16, 2012.

7) I have not had prior involvement with the property that is the subject of the Technical Report.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9) I am fully independent of the issuer and the vendor applying all of the tests in section 1.5 of National Instrument 43-101

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange or other regulatory Authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, provided that I am given the opportunity to read the written disclose before filed to ensure its authenticity.

12) I have read this the document entitled “TECHNICAL REPORT ON THE HERBERT GOLD PROPERTY” and dated April 10, 2013.

Dated this 10th Day of April, 2013

______________________________
Signature of Qualified Person

D.G. Dupre and Associates Omc.	Page 2